UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

PORTAGE PROVIDES DEFAULT STATUS REPORT

Toronto, Ontario, October 31, 2019 - Portage Biotech Inc. (PBT.U, OTC Markets: PTGEF) (“Portage” or the “Company”) is providing the following update on the status of efforts being made to revoke a failure to file cease trade order issued by the Ontario Securities Commission (the “OSC”) on August 2, 2019 (the “FFCTO”) against the securities of the Company. The Company is currently in default for failure to file its audited annual financial statements for the year ended March 31, 2019, interim financial statements for the 3 month period ending June 30, 2019 and accompanying management discussion and analysis for each period together with the related certifications (collectively, the “Required Filings”).

At the time of issuance, the terms of the FFCTO provided that it could be revoked if the Required Filings were completed and filed by October 31, 2019. Unfortunately, due to the SalvaRx Limited acquisition completed earlier this year, the audit process for the Required Filings became unexpectedly complex (see the Company’s news release of July 26, 2019). The auditors of the Company, Marcum LLP, have advised that certain accounting issues remain outstanding which are required to be resolved before they are able to release their audit report. The Company is seeking clarification on these issues. As a consequence, the Company will not be able to file the Required Filings until after October 31, 2019 and, as such, will need to make a formal application to the OSC to revoke the FFCTO.

As a further consequence of this delay, Portage risks disqualification from further trading on the CSE even after the FFCTO is revoked. The Company is using all of its efforts to avoid this outcome but there is no assurance that it will be successful.

Portage common shares continue to trade on the OTC grey market. Once the Required Filings have been made and the FFCTO revoked, it is the Company’s intention to complete the filing of Form 15c211 with FINRA to activate trading on the regular OTC market.

The Company reports that since its last news release of August 26, 2019, there is no material information concerning the affairs of the Company that has not been generally disclosed. In parallel, we continue to advance our medicines and will be providing additional updates in due course.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Dr. Ian Walters, Chief Executive Officer
Tel.:	(203) 221-7378
Email:	ian@portagebiotech.com or
Website:	www.portagebiotech.com

Media:

Solebury Trout
Contact:	Joshua Mansbach
Tel.:	1.646.378.2964
Email:	jmansbach@soleburytrout.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer